May 8, 2012

Filed VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Division of Corporate Finance

Att: Chambre Malone & Pamela Long

Dear Ms. Malone & Ms. Long,

Re: Vantone Realty corporation

Registration Statement on form S-1( Amendment 5)

Filed April 24, 2012

File No: 333-179302

General

1. Since you appear to qualify as an " emerging growth company," as defined in the Jumpstart Our Business startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

•	Describe how and when a company may lose emerging growth company status;

•	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act

•	If you have elected to opt out the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effect dates for public and private companies until those standards apply to private companies. Please state in your risk fact that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Small Reporting Company.

Our Response:

EMERGING GROWTH COMPANY

We are an "emerging Growth Company" or "EGCs" as defined in the Jumpstart Our Business Startups Act. An EGC is defined as:

·	had less than $1 billion in total annual gross revenues during its most recently completed fiscal year; and

·	had the first sale of its common equity securities pursuant to an effective registration statement occur after December 8, 2011

We will ceased to be an EGC upon the earliest of the following to occur:

·	The last day of the fiscal year in which our total gross revenues exceed $1 billion;

·	five years from our IPO ( first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933)

·	the end of a fiscal year in which our company has $1 billion in non-convertible debt;

·	the date on which our company becomes a " large accelerated filer" for purposes of SEC reporting.

During the period of our EGC eligibility, we will enjoy the following relief from reporting, disclosure and auditing requirements:

·	We will be exempt from the auditor attestation on internal control requirements under Section 404(b) of the Sarbanes-Oxley Act of 2002.

·	the advisory vote on executive compensation required under Section 14A(a) of the Exchange Act;

·	the Section 14A(b) requirements relating to shareholder advisory votes on golden parachute compensation;

We have elected to opt out the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. We understand that our decision is irrevocable. Page.4

We believe that the disclosure provisions in the Jumpstart Our Business Startups Act, the" JOBS" Act, supersede, in certain existing rules and regulations. The "JOBS" Act allows the EGC' to comply with Item 402 of Regulation S-K by providing only the information required of a smaller reporting company and exempts an EGC from compliance with Section 404(b) of the Sarbanes-Oxley Act. However, the EGC's compliance with these "JOBS" Act provisions will not invalidate the CEO and CFO Sarbanes-Oxley certifications that the EGC's periodic report fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act.

For future communication, please send a copy to communications to: Kevin M. Murphy Attorney-At-Law 6402 Scott Lane Pearland, Texas 77581 Tel: 281-804-1174 E-mail: info@kevinmurphylaw.com

And, Please send an extra copy to us: email: suhuatian@yahoo.com

 Sincerely,

Vantone Realty Corporation

/s/ Tian Su Hua,

Tian Su Hua

CEO/CFO